UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

( Amendment No. 1)*

Gogoro Inc.

(Name of Issuer)

Ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G9491K 105

(CUSIP Number)

Mr. Horace Luke

11F, Building C

No. 225, Section 2, Chang’an E. Rd.

SongShan district, Taipei City 105, Taiwan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

January 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G9491K 105

1.	Names of Reporting Persons. Horace Luke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,491,298(1)
	8.	Shared Voting Power 9,164,011(2)
	9.	Sole Dispositive Power 9,491,298(1)
	10.	Shared Dispositive Power 9,164,011(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,655,309
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) ordinary shares held by Innovative Creations LLC and Mr. Luke, (ii) ordinary shares that are vesting within 60 days after the date hereof pursuant to the terms of the restricted shares held by Innovative Creations LLC and Mr. Luke and (iii) ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. See Item 5 for further details.

(2)

Represents (i) ordinary shares held by Polymath Limited, Joy Billion Holdings Limited and Ms. Nine, (ii) ordinary shares that are vesting within 60 days after the date hereof pursuant to the terms of the restricted shares held by Polymath Limited, Joy Billion Holdings Limited and Ms. Nine and (iii) ordinary shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. See Item 5 for further details.

(3)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 244,395,234 ordinary shares of the Issuer issued and outstanding as of January 10, 2024, as determined based on the records of the Issuer, (ii) 1,181,250 ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him and (iii) 4,550 ordinary shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on February 13, 2023 (the “Original Schedule 13D,” and as amended by this Amendment, this “Schedule 13D”), on behalf of Mr. Horace Luke, a citizen of the United States. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by replacing the third paragraph thereof in its entirety with the following:

Mr. Luke purchased 223,694 Ordinary Shares for an aggregate consideration of US$766,698.00.

Mr. Luke was previously granted options to purchase 7,886,354 Ordinary Shares in consideration for Mr. Luke’s services to the Issuer. Mr. Luke exercised the options, and the Issuer issued 7,886,354 restricted shares in consideration of an aggregate exercise price of US$5,490,001.00. As of the date hereof, 5,914,768 of such shares have vested and the remaining 1,971,586 restricted shares are subject to a vesting schedule as described further in Item 6.

In October 2017, Innovative Creations LLC borrowed a loan in the aggregate principal amount of US$5,490,000 from Mega International Commercial Bank Co., Ltd. to pay for the exercise price of the share options. The loan is guaranteed by Mr. Luke and unsecured. As of January 10, 2024, the outstanding balance of such loan was US$4,611,600. The loan will be due in September 2025.

Ms. Nine was previously granted options to purchase 9,147,209 Ordinary Shares in consideration for Ms. Nine’s services to the Issuer. Ms. Nine exercised the options, and the Issuer issued 9,147,209 restricted shares in consideration of an aggregate exercise price of US$1,045.05. As of the date hereof, 6,860,410 of such shares have vested and the remaining 2,286,799 restricted shares are subject to a vesting schedule as described further in Item 6.

The numbers of Ordinary Shares set forth above give effect to the share split that took place in April 2022. Unless otherwise noted, the purchases were made with Mr. Luke’s and Mr. Nine’s personal funds, as applicable.

As described further in Item 6, Mr. Luke also holds certain share options and restricted share units (“RSUs”) granted by the Issuer in consideration for his services to the Issuer. In addition, Ms. Nine also holds certain restricted shares and share options granted by the Issuer in consideration for her services to the Issuer. Such share options, RSUs and restricted shares are subject to vesting schedules described in Item 6 below.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 5,908,202 Ordinary Shares were held by Innovative Creations LLC, (ii) 2,954,102 Ordinary Shares were held by Polymath Limited, (iii) 2,954,102 Ordinary Shares were held by Joy Billion Holdings Limited, (iv) 430,260 Ordinary Shares were held by Mr. Luke, (v) 960,374 Ordinary Shares were held by Ms. Nine, (vi) 1,969,399 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Innovative Creations LLC, (vii) 984,699 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Polymath Limited, (viii) 984,699 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Joy Billion Holdings Limited, (ix) 2,187 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Mr. Luke, (x) 1,181,250 Ordinary Shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him, (xi) 321,485 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Ms. Nine and (xii) 4,550 Ordinary Shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares.

The Reporting Person may be deemed to beneficially own, in the aggregate, 7.6% of the Ordinary Shares, calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentage of the Ordinary Shares beneficially owned is calculated based on (i) 244,395,234 ordinary shares of the Issuer issued and outstanding as of January 10, 2024, as determined based on the records of the Issuer, (ii) 1,181,250 ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him and (iii) 4,550 ordinary shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her.

(c) The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Mr. Luke became the beneficial owner of 4,262,469 ordinary shares underlying share options and restricted shares which will vest within 60 days from the date hereof. Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by replacing the subsections captioned “Option and RSU Grants” and “Share Restriction Deeds” thereof in their entirety with the following:

Option and RSU Grants

On August 18, 2022, the Issuer granted options to purchase 1,800,000 Ordinary Shares to Mr. Luke. 25% of the share options vested on September 8, 2022, 25% of the share options vested on September 8, 2023, and the remaining 50% of the share options are eligible to vest in equal parts on each of the second and third anniversaries of September 8, 2022.

On August 18, 2022, the Issuer granted 400,000 RSUs to Mr. Luke. 25% of the RSUs vested on March 8, 2023, 25% of the RSUs vested on September 8, 2023, and the remaining 50% of the RSUs are eligible to vest in equal parts on each of the second and third anniversaries of September 8, 2022.

On August 17, 2023, the Issuer granted options to purchase 1,125,000 Ordinary Shares to Mr. Luke. 25% of the share options vested on September 8, 2023 and the remaining 75% of the share options are eligible to vest in equal parts on each of the first three anniversary of September 8, 2023.

On August 17, 2023, the Issuer granted options to purchase 18,200 Ordinary Shares to Ms. Nine. 25% of the share options vested on September 8, 2023 and the remaining 75% of the share options are eligible to vest in equal parts on each of the first three anniversary of September 8, 2023.

The vesting of the options and RSUs described above is subject to continued services by Mr. Luke and Ms. Nine, as applicable, to the Issuer through the applicable vesting dates.

Share Restriction Deeds

According to the share restriction deed entered into by Mr. Luke, Mr. Luke holds 2,187 restricted shares as of the date hereof. All of these restricted shares are eligible to vest on March 8, 2024.

According to the share restriction deed entered into by Innovative Creations LLC, Innovative Creations LLC holds 1,969,399 restricted shares as of the date hereof. All of these restricted shares are eligible to vest on March 8, 2024.

According to the share restriction deed entered into by Polymath Limited, Polymath Limited holds 984,699 restricted shares as of the date hereof. All of these restricted shares are eligible to vest on March 8, 2024.

According to the share restriction deed entered into by Joy Billion Holdings Limited, Joy Billion Holdings Limited holds 984,699 restricted shares as of the date hereof. All of these restricted shares are eligible to vest on March 8, 2024.

According to the share restriction deed entered into by Ms. Nine, Ms. Nine holds 325,566 restricted shares as of the date hereof. 321,485 of such restricted shares are eligible to vest on March 8, 2024 and 4,081 of such restricted shares are eligible to vest on March 8, 2025.

Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares. The vesting of the restricted shares described above is subject to continued services by Mr. Luke and Ms. Nine, as the case may be, to the Issuer through the applicable vesting dates.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024

HORACE LUKE

By:	/s/ Horace Luke